CONVENIENTCAST, INC.

January 20, 2012

Erin Wilson

John Reynolds

United States

Securities and Exchange Commission

Washington, D.C. 20549

Re:

Convenientcast, Inc.

Form 8-K

Filed November 1, 2011

Amendment to Form 8-K

Filed November 4, 2011

File No. 001-32032

Dear Ms. Wilson,

The following are the Company’s responses to your comment letter of December 13, 2011.

General

1. Your next amended filing should include all disclosure required by Securities Exchange Act Form 10, as required by Item 2.01(f) of Form 8-K. In this regard, we note only inclusion of a business section and partial inclusion of an officer section and the absence of, among other Item requirements, executive compensation, recent sales of unregistered securities, management’s discussion and analysis, security ownership, certain relationships and related transactions, and all required exhibits.

Additional disclosure added.

2. We note that the premerger entities each have different fiscal year ends. Please tell us the fiscal year end that will be adopted by the post merger entity and revise to provide the information required by Item 5.03(b) of Form 8-K, as applicable.

The Company anticipates having the post acquisition entity adopt a Nov. 30 fiscal year end however a final determination has not yet been made.

Acquisition or Disposition of Assets, page 2

3. Please significantly expand your business section to address all disclosure requirements set forth in Item 101(h) of Regulation S-K. We note that you do not disclose, among other details, the form and year of incorporation, any material reclassification, merger, consolidation or purchase or sale of a significant amount of assets not in the ordinary course of business, your intellectual property, the need for any government approval(s), the effect of existing or probable governmental regulations on the business or the number of company employees. In the business development disclosure, please describe the transaction with Mirador and disclose and explain the outcome of that transaction.

Additional disclosure added.

4. Please revise to provide the basis for your statement on page two that “[t]he soft drink industry has generated more than $40 billion annually since 2002. . .” This statement should include a citation to where this information can be found so that an investor may easily access the information.

Reference to “IBISWorld. “Soft Drink Production in the US Industry Report.” Obtained June 2010.” added.

5. In addition, we note your statement on page two beginning, “[t]he company’s research reveals that consumers are seeking a beverage in this category that is tied closely with hip-hop and rap.” Revise to discuss the research to which you refer.

Disclosure added that the research was completed by Mr. Moran himself during a series of surveys from 2000 – 2003 while working on his Masters Thesis in college and Mr. Moran is also basing this on his personal experience.

6. Revise to discuss in greater detail your distribution partners including, among other details, whether you have any agreements with these partners. To the extent you do, please disclose the material terms of these agreements and file them as exhibits or advise why these agreements are not required to be filed.

Distributor agreements filed as Exhibits. In addition disclosure as to the states with distribution has been added.

7. Please revise to identify the “several companies” that have already ventured into the market in which you compete.

Disclosure added to list several companies including Innovative Beverage Group, Inc.; Funktional Beverages, Inc.; Katalyst Beverage Corp.; Revolt Distribution, Inc.; Next Generation Waters, Inc.; VIB Holdings, LLC; BeBevCo, Inc.; The Chill Group, Inc.; Boisson Slow Cow, Inc.; Sarpes Beverages, LLC.

8. Revise to discuss the celebrity spokesperson aspect of your business in greater detail. We note that the company “will” hire celebrities to promote the brand. Address whether you have any agreements to partner with any celebrities and, if so, identify who those celebrities are.

We have had agreements with Swisha House Entertainment of Houston, Texas during the 2009 and year end 2010 but the contract since then has been terminated. We have plans to contact the additional rap artists or groups upon going public to begin negotiations of a contract.

9. We note you use “pharmaceutical grade herbs.” Revise to discuss the pharmaceutical grade herbs in greater detail addressing, among other details, the meaning of the term “pharmaceutical grade,” from whom you get these herbs, the availability of such herbs and provide the basis for your representation that the mix of such herbs and syrup flavors is “safe.” In this regard, we note your use of the term “light sedation” on page five. We may have further comment.

The term light sedation has been deleted and the below additional disclosure has been added.

Our sub-contracted flavor house Allen Flavors Industries, located at 23 Progess St., Edison, New Jersey 08820 has the exclusive responsibility to provide the highest level of quality assurance protocol to assure that we attain consistent, high quality herbal ingredients that serve as the active ingredients within our flavored concentrate. Also, Allen Flavors works in conjunction with our sub-contracted bottler Big Springs, Inc. of 514 Clinton Ave, Huntsville, AL 35801 to make sure that the quality controlled active concentrate is properly diluted and mixed in an FDA approved current Good Manufacturing Practices manner to provide ultimate safety for consumer end-use.

Allen Flavors Mission Statement: Allen Flavors believes in responsibility and accountability in all aspects of our business. Our marketing, our procurement, our recruiting, our impact on the environment and our contributions to our communities, all are part of our responsibilities. Acting with these values, not just expressing them, is how we show our respect for our business, our employees, our customers and our communities.

Big Springs Inc. Statement: The company that currently operates as Big Springs, Inc. was founded in 1902 in Huntsville, Alabama. Over the years, Big Springs, Inc. has grown into one of the best production facilities in the United States.

We produce a wide range of national, regional and private label soft drinks and energy drinks sold throughout the country. At Big Springs, Inc., our goal is to provide excellent customer service and satisfaction. We take pride in producing quality products while offering hands-on service. We have a team approach and are always available to support our customer needs.

With over 100 years of experience in soft drink production, we can assure our customers of the highest quality control standards in the beverage industry. From concept to consumption, Big Springs, Inc. can accomplish your goals. We work with suppliers throughout the country to procure all raw materials used in soft drink production. If you need a product developed, or a state-of-the-art production facility, Big Springs, Inc. can fulfill your needs. Our goal is to deliver a quality product on a continuous and consistent basis.

10. Revise to discuss the advertising portion of your business in greater detail. Disclose the material terms of your material advertising agreements and attach them as exhibits or advise.

Advertising agreements attached as exhibits.

11. Please provide the basis for your statement that your product Lean “helps consumers relax after a day’s work or at bedtime.” We note that it was “derived from more than a decade of research.” Discuss this research in greater detail and provide the disclosure required by Item 101(h)(4)(x) of Regulation S-K.

Additional Disclosure added. The active ingredients in Lean Slow Motion Potion are melatonin, rose hips and valerian root. Although there are numerous online journals and texts available that speaks on the topics of these ingredients. We have included a single quote regarding each ingredient from two of the more notable online health/wellness websites. WebMD website (www.WebMD.com) makes the following comment regarding two active ingredients that are found in Lean, “Melatonin supplements are sometimes used to treat jet lag or sleep problems (insomnia).” “There are probably 40 or 50 different herbs on the market that advertise that they really do something for sleep. There are only four or five that actually have any significant scientific data behind them. Valerian is a big one.” Furthermore, the website www.HealthLine.com made the following comments about the herb Rose Hips, “can also soothe the nervous system and relieve exhaustion.” This is how we justify our statement about helping consumers relax after a day’s work or at bedtime without making any claims about medical treatment, diagnosis or curing of any illnesses or etiologies.

Reference deleted. The decade of research portion has been removed since we are not privy to fully disclose the entire research document.

12. In the “Product Description” section, you refer to several brands, such as Sprite, Jolly Rancher, and Skittles. Please disclose whether you have agreements with the owners of those brands. If not, the basis for this disclosure is unclear. Please revise or advise.

Reference deleted.

13. We note the disclosure that several music artists have referenced terms similar to the names of your products. Please clarify whether the artists are referring to your products or other competing products. Other competing products with names similar to your products should be identified and described.

They are not directly referencing our Product nor any competing brands. The terminology that the artists use are slang terminologies that we have happened to have trademarked such as Lean Slow Motion Potion or have created sub-category brand names for in the form of a flavor description as it pertains to Purp, Yella and Easta Pink.

14. Disclose whether you have been given permission to use Three 6 Mafia song lyrics and DeWayne Michael Carter as the inspiration for two of your three flavors. Please clarify whether you have agreements with these performers.

No proprietary or intellectual property of these artists is used. They inspired the flavors. Thus there are no agreements with these artists as there is no use from which to form the basis of an agreement. This superfluous reference has been deleted for clarity.

15. Identify the states in which you do business. We note on page seven that you launched your brand with immediate distribution across six states. Please discuss the geographical reach of your products.

The following disclosure has been added related to the states in which the company has distribution:

List of States Dewmar has/had Distributors

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Arkansas (AR)

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Florida (FL)

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Iowa (IA)

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Illinois (IL)

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Louisiana (LA)

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Massachusetts (MA)

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Maryland (MD)

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Michigan (MI)

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Minnesota (MN)

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Missouri (MO)

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Mississippi (MS)

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North Carolina (NC)

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Nebraska (NE)

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New York(NY)

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Pennsylvania (PA)

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South Carolina (SC)

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Tennessee (TN)

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Texas (TX)

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Virginia (VA)

16. We note your statement on page four that you have “already captured a substantial portion of market share” and that by the end of your first year of operations, you are “projected to reach $1.6 million in sales.” We do not understand this disclosure as your first year of operations has ended and you did not meet your projection. Further, please explain the basis for the statement that you have a substantial portion of market share. Please revise or explain.

Revised for clarification.

17. We note disclosure that DSD’s products fall within the “new age” beverage category. Please significantly expand your disclosure about this category. Please attribute the industry information to its sources along with the names and dates of the publications in which the information was set forth.

Additional Disclosure added. Generally, a beverage is considered as a “new age” beverage if it meets one of more of the following criteria; it has a noticeable functionality to the consumer other than just to cure thirst, it is not a traditional flavored soda, water or regular tea, or lastly there is no pre-existing beverage category for the product based upon the overall uniqueness of the new beverage.

As one article1 explicitly states, “So what exactly are new age beverages? Well, this is a new category within the beverage industry that covers the new style of beverages. This new ‘category’ is growing and changing. Before only energy drinks and really new innovative beverages where part of the category. Now the category has evolved and you can include enhanced water, teas, diet drinks, iced coffee and really, any new drink. Every beverage company wants to be associated with the ‘new age’ category because not just because it's sexier but because the category is growing quicker and investors are looking at it up close.1” The article continues on to say, “Why are these drinks growing at 50% per year or more? Why do we see so many waters, energy drinks, hydrating products, etc. on the market today? The answer is easy. Consumers are demanding more and more drinks. They want drinks for every occasion or part of the day. They want organic drinks, sugary drinks, healthy drinks and every type of drink to fit their personality, and style.1”

Yet another article written about the New Age Beverage category makes mention the following, “The New Age Carbonated Beverages segment is finally coming into its own with major and niche soda manufacturers creating new value-added healthy alternatives to CSDs (carbonated soft drinks).”2 The article continues to read, “Companies examined include the major carbonated drink players (e.g., Coca-Cola, PepsiCo., Cadbury-Schweppes), as well as the niche players making a name for themselves in this market (e.g., IZZE, Jones, Red Bull). Market Trends: New Age Carbonated Beverages examines the state of the U.S. market, from everyday major supermarket players to specialty premium niche players.”2 This explicitly proves that the “new age” beverage category is not simply a passing fad but has potential for longevity.

1Why Are Energy Drinks & New Age Beverages The New Hot Companies?

Published: Jul 15, 2008 http://www.articlesbase.com/business-opportunities-articles/why-are-energy-drinks-new-age-beverages-the-new-hot-companies-484990.html#ixzz1bRVcQvGZ

2Market Trends: New Age Carbonated Beverages Published: Apr 1, 2005 - 126 Pages

http://www.packagedfacts.com/sitemap/product.asp?productid=1073652

18. Please expand “Competitive Comparison” to describe your chief competitors and name and describe their products that compete against DSD’s products.

Additional disclosure added. A significant list of competitors to the Lean Slow Motion relaxation beverage brand along with a description for their products include but is not solely limited to:

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Purple Stuff (16 ounce aluminum can) multiple flavors which include Classic Grape, Berry Calming, Classic Lemon-Lime, Green Apple; describes themselves as a Pro-Relaxation beverage manufactured by Funktional Beverages Inc. of Spring, TX

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ViB – Vacation In a Bottle (12 ounce aluminum bottle) multiple flavors which include Mango Lime, Pomegranate; describes themselves as “The Happy, Relaxation Drink”, manufactured by Vacation In a Bottle, LLC of Austin, TX.

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Malava Novocaine (8 ounce aluminum can) one flavor called Tropical Berry; describes themselves as an all-natural, non-carbonated numbing type of relaxation drink manufactured by Malava Beverages LLC of Newport Beach, CA.

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Unwind (12 ounce aluminum slim can) three flavors which include Citrus Orange, Goji Grape and Pom Berry; describes their carbonated product as the “Ultimate Relaxation Aid” that is manufactured by Frontier Beverage Company, Inc. of Memphis, TN.

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Blue Cow (10 ounce plastic bottle) has one flavor that is non-flavored water but plans to add 2 new flavors of green tea and Lazy Lemon; the brand touts itself as the “original relaxation drink” that is manufactured by RelaxCo, Inc. of El Sugundo, CA.

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Serenity (8.4 ounce aluminum can) has one flavor referred to as a lightly carbonated, nostalgic cream flavor that is manufactured by Apex Beverage, LLC of South Hackensack, NJ.

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Drank (16 ounce aluminum can) has one carbonated grape-like flavor that labels itself as the “Extreme Relaxation Beverage” that is manufactured by Innovative Beverage Group Holdings, Inc. of Houston, TX.

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Koma Unwind (12 ounce aluminum can) comes in four different flavors three of which are coffee-based flavors of Creamy Classic, Java Black and Moca Tonight and refers to its non-coffee flavor as a “chillaxation drink”; manufactured by BeBevCo, Inc. of Mooresville, NC.

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Ex Chillout (8.4 ounce aluminum can) whose relaxation drink is advertised as a natural calming drink with Chamomile, Valerian, Lemon Balm extracts sweetened with Fruit Up that is manufactured by Ex Drinks, LLC of Henderson, NV.

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Mellow Day and Mellow Night (16 ounce plastic bottles) comes in a variety of flavors that includes Peach Mango, Pomegranate, Cane Mint Lime, Melon Agave, Coconut Banana, Dragonfruit, Citrus Vanilla, and Honeydew Mint; manufactured by Mellow Beverage Company of Venice, CA.

19. Please provide your basis for various statements in this section such as:

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“this industry is expected to continue growing due to increased media coverage” on page four;

See response to comment 55 whereas the article describes that the industry has a continuous growth rate.

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your product accomplishes the desired affects of having a stronger cultural association and a more pronounced physical affect without any of the “dangerous side effects that accompany the traditional practice of consuming cough syrup-laced beverages recreationally” on pages two, five and 16;

Many articles over the past years show where the Drug Enforcement Agency and other police officials fight the war against drugs that result in dangerous overdoses and side-effects daily whereas millions of people experiment with prescription cough syrup as a form of illicit drug use to get high by mixing it with different non-alcoholic beverages. The repeat use of prescription cough syrup for recreation can lead to drug abuse that has a number of dangerous drug-induced side-effects, even if the individual is wanting to simply get a good “buzz” or to attain a very deep sleep.

Most recently, one news article reads: “Authorities say they cracked a ring that smuggled prescription-strength cough syrup into Houston to make a deadly potion popular in the hip-hop world. The U.S. Drug Enforcement Administration said the ring used its own rogue pharmacies in California to purchase 97,000 pints of the syrup used to make Purple Drank the Houston Chronicle reported Wednesday.” It continues on to say, “The popular but illegal beverage, a mixture of cough syrup containing codeine with carbonated soda and candy for flavor, sells for nearly twice as much in Houston as it does in Los Angeles, authorities said.”1

The state Texas State Board of Pharmacy featured an article regarding the cultural association of prescription cough syrup abuse where it states, “Syrup is abused across all ethnic and cultural boundaries and its popularity is growing rapidly. Syrup has been glorified in musical lyrics with references to sippin’ syrup…”2

A recent article titled Cough Syrup Abuse written by Stacy Barnes on January 26, 2011 stated, “Cough syrup abuse typically involves taking codeine-promethazine hydrochloride cough syrup and mixing it with soda, alcohol, or candy in a concoction known as ‘syzurp’, ‘syrup’, or ‘purple stuff’. The ingredients in this concoction make it very easy to develop an addiction. Experts are worried about the danger of this syrup being such a highly trendy drug drink. It may be socially acceptable, but there have been many stories of overdoses or people drinking syrup at a party and falling asleep at the wheel when they drive home. As an opiate it is a very addictive substance. Erratic behavior and insomnia, or an inability to sleep without syrup are the warning signs of needing addiction treatment. Common side effects include confusion, dizziness, double or blurred vision, slurred speech, impaired physical coordination, abdominal pain, nausea and vomiting, rapid heart beat, drowsiness, numbness of fingers and toes, and disorientation. The effects typically last for 6 hours. More serious effects include elevated blood pressure, fainting, and liver damage.”3

Since the CEO of the company is a 15 year plus veteran licensed-registered pharmacist, he has seen these trends in prescription cough syrup abuse as previously noted; therefore he carefully crafted his brand to cater to all of the cultural demands of those who may have already or could potentially abuse prescription cough syrup by first developing an effective formulation that creates a sense of immediate relaxation and calming effect. A secondary yet very important factor includes appeasing the pallets of niche consumers by creating popular tasty flavors. This is supported by implementing unique branding methods, inclusive of creating highly recognizable and popular brand names and flavors, that cater to potential abusers who relate to hip hop music and artists.

1Houston Chronicle; Published: Oct. 19, 2011 at 12:02 PM

Read more: http://www.upi.com/Top_News/US/2011/10/19/Four-arrested-in-street-drug-smuggling/UPI-39651319040171/#ixzz1bdSuMrJf

2 Texas State Board of Pharmacy, Newsletter Volume XXV , Number 2; Spring 2001

3 Cough Syrup Abuse By Stacy Barnes | January 26, 2011 http://www.unityrehab.com/drug-addiction-treatment-news/addiction-treatment-2/cough-syrup-abuse/

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“the company is perfectly positioned to capture and lead this market in the years to come” on pages two, five and 16;

This reference has been deleted.

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you have “expert brand management” and were the “largest independent relaxation beverage distributor in 2008” on page six;

The company CEO, Mr. Moran, was the CEO of a former privately-held company called Unique Beverage Group, LLC (UBG) which was the largest independent distributor of a relaxation beverage called drankTM. Mr. Moran created ground-breaking brand management and marketing techniques to introduce the relaxation category to virgin markets where no relaxation beverage category has ever been introduced or sold. Furthermore, Mr. Moran implemented these new strategies throughout its wide distribution territory of Louisiana, Mississippi, Southeast Texas and Southern Arkansas during 2008 which led to truckloads of drankTM relaxation beverage to be sold throughout UBG’s network of distributors. This brand then began being touted by its corporate owners as well as some industry journals as the relaxation beverage category leader starting from late 2008 through 2010. During the 2008 time period no other distributor within the country sold as much gross relaxation beverage product as UBG nor covered nearly as much square mileage in distribution territories than UBG.

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“The Company will face little competition from beverage companies, given that most major beverage firms focus on energy drinks” on page six;

Reference deleted.

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“…hip hop based consumers only want brands that speak their culture or lifestyle” on page six; and

Reference deleted.

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“fast-growing, new-age beverage category” on page seven.

See articles referenced in the response to Comment 55.

20. We note that Mr. Moran “branded his first beverage and learned how to take a product to market, leading him to develop his current enterprise” on page ten. We further note your bulleted statement on page seven that your “[o]wnership is highly-educated in business, marketing and leadership.” Please revise to discuss in greater detail the experience Mr. Moran has and the current status of Unique Beverage Group, LLC.

Additional disclosure as to the background of Mr. Moran added. In addition to Mr. Moran being a pharmacist since 1996, his professional and entrepreneurial experiences have varied tremendously since gaining his first collegiate degree until the completion of his second post-graduate degree.

Immediately upon graduation from pharmacy school, Mr. Moran was enrolled into the United States Navy as a Commissioned Naval Officer within the Medical Service Corp where he first completed Officer Indoctrination School in Newport, Rhode Island. He then worked as a pharmacist at U.S. Naval Hospital Camp Lejeune, NC where he was promoted from the rank of Ensign to Lieutenant Junior Grade. After fulfilling his obligation in serving our country as a military officer, Mr. Moran then enrolled in graduate school at his alma mater in a dual post-graduate Pharmaceutical Sciences and MBA program while working full-time as a pharmacist at a number of retail chain pharmacies such as CVS, Rite Aid and Walgreens. After completion of the two graduate programs, Mr. Moran tried his hand at entrepreneurship where he created his own seasonal chain of sno-ball stands on popular street corners and in at local area malls. During the same time period Mr. Moran then accepted a position as a full-time Director of Pharmacy for a Lousiana-based pharmaceutical manufacturing facility where he worked for a year. He then moved to more challenging and higher paying staff pharmacist positions at hospital settings in the state of Mississippi.

Two years into working as a hospital pharmacist, Mr. Moran took particular interest in a beverage product brand called drankTM where he secured a deal with the brand owner Innovative Beverage Group, to self-distribute the brand throughout the states of Louisiana, Mississippi, Arkansas and Texas. This led to the creation of the beverage distribution company Unique Beverage Group, LLC.

He then successfully created a distribution and marketing strategy that he successfully implemented to introduce the relatively new relaxation beverage brand to 4 new, large markets. During this time period, Mr. Moran developed a “go-to-market” approach for the relaxation beverage whereas he successfully recruited and trained individuals, wagon-jobbers and small distributors on how to properly introduce this new category of brands to new retail accounts. More importantly, this method was expanded to teach individuals how to introduce the brand to larger distributors who would in turn gain an interest in purchasing larger quantities of beverages for resale.

Six months into Mr. Moran’s efforts in introducing the relaxation beverage to new markets, he decided to discontinue his job as a hospital pharmacist in Mississippi and decided to travel full-time throughout 4 Southern states recruiting and training new beverage distributors to become sub-distributors of the relaxation beverage drank TM within his rapidly going Unique Beverage Group network. Even more, Mr. Moran began expanding his working knowledge of the beverage industry by attending national trade shows as well as educational beverage industry workshops and conferences. After getting a better understanding of the entire industry as a whole, and after having contract issues with Innovative Beverage Group, Mr. Moran decided to create his own separate beverage industry brand management company and beverage.

The company was called Dewmar International Brand Management Company, Inc. and the relaxation beverage brand is called Lean Slow Motion Potion. Mr. Moran decided then to dissolve Unique Beverage Group and transfer all attention and efforts to promoting and distributing the new Lean brand of relaxation beverages. Mr. Moran sought professional, business and legal counsel to set up the appropriate entity and to help train him in becoming a more knowledgeable, successful CEO. Moreover, Mr. Moran further continued to educate himself on all aspects of business via Fred Pryor learning seminars as well as continued beverage industry workshops and educational programs as it pertained to branding, building strong teams, recruiting distributors and all aspects of the industry that is mandatory for success. He then recruited a small number of key personnel to help run the office and to generate revenues for the company in the form of beverage sales. Mr. Moran took on the role of overseeing the sales division, marketing division and public relations to name a few.

The current status of UBG, LLC is that it is a Louisiana LLC whose filings is a number of years past due because I no longer intend to work under the auspices of that entity.

21. Please explain the reference to a trademarked brand name with a history of 10 years. Please revise your disclosure to explain this history and name and describe the parties owning the brand(s) during this period. In this regard, the agreements under which the products and trademarks were acquired by DSD should be disclosed, described in material respects, and filed as exhibits.

Reference restated to say, Trademarked brand name Lean has been repeatedly used in popular hip hop music by a number of rap artists throughout the entire United States over the past 10 years or more; this shows that the trademarked name shall already have some limited recognition by our targeted consumers due to this fact.

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers, page 10

22. Revise to provide beginning and end dates for each employment discussed. In addition, account for any gaps in employment during the past five years, such as the time period from 2006 to 2007. Add Mr. Moran’s current role as CEO, President, Secretary, CFO, Treasurer, Director and Chief Accounting Officer of the company to his business background. See Item 401(e) of Regulation S-K.

From 2009 – Present, CEO of Dewmar International, BMC, Inc. Clinton, MS

From May 2008 – July 2009, CEO of Unique Beverage Group, LLC in Raymond, MS.

From March 2007 -- November 2008 Staff Pharmacist; Baptist Health System in Jackson, MS. From August 2006 – March 2007 Staff Pharmacist Accredo Nova Factor in Memphis, TN.

From 2004 – August 2006 Staff Pharmacist, River Region Medical Center in Vicksburg, MS.

23. Revise to briefly describe the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Moran should serve as a director of the company. See item 401(e) of Regulation S-K.

See above response.

Related Party Transactions

24. We note your related party disclosure in Note 10 to the financial statements. With your next amendment, revise to include this and other relevant disclosure in the appropriate location.

Disclosure added.

Item 9.01 Financial Statements and Exhibits, page 11

25. We note that you included the May 31, 2011 interim financial statements of DSD Network of America, Inc. in the Form 8-K/A1 filed on November 4, 2011. Please further amend your Form 8-K to include the August 31, 2011 interim financial statements of DSD Network of American, Inc. Refer to Rule 8-08 of Regulation S-X. DSD Network of America, Inc. (formerly Dewmar International BMC, Inc.)

The Company has recently engaged McConnell & Jones, LLP as its independent auditor and new accountants. Due to this recent engagement and the necessity of the auditors and accountants to familiarize themselves with the transactions and entities, the Company will address this comment in future amendments.

Financial Statements for the Fiscal Year Ended November 30, 2010 and the Period from March 13, 2009 (Inception) through November 30, 2009

Report of Independent Registered Public Accounting Firm, page 11

26. We note that Convenientcast, Inc. and DSD Network of America, Inc. both engaged different independent auditors prior to the merger. Please tell us who the independent auditor will be going forward for the combined company. A reverse acquisition always involves a change in accountants unless the same accountant audited the pre-merger financial statements of both the operating company and the registrant. The independent accountant that will no longer be associated with the registrant’s financial statements is considered the predecessor accountant. Please revise your Form 8-K to include the required disclosures in Item 304 of Regulation S-K.

The Company has recently engaged McConnell & Jones, LLP as its independent auditor and new accountants. Due to this recent engagement and the necessity of the auditors and accountants to familiarize themselves with the transactions and entities, the Company will address this comment in future amendments.

Balance Sheets, page 12

27. We note your disclosure in Note 6 (page 20) that the $354,000 due under the supply agreement is due on demand. Please explain to us why this is presented as a non-current liability in your annual and interim balance sheets, or revise to present the note payable as a current liability. Refer to ASC 470-10-45-10.

The Company has recently engaged McConnell & Jones, LLP as its independent auditor and new accountants. Due to this recent engagement and the necessity of the auditors and accountants to familiarize themselves with the transactions and entities, the Company will address this comment in future amendments.

Notes to the Financial Statements, page 16

Summary of Significant Accounting Policies, page 16

Accounts Receivable

28. Please revise to disclose the amount of allowance for doubtful accounts as of November 30, 2009 and 2010, and May 31, 2011. Also revise to describe your accounting policy and methodology used to estimate the allowance for doubtful accounts. Refer to ASC 310-10-50-4 and 50-9.

The Company has recently engaged McConnell & Jones, LLP as its independent auditor and new accountants. Due to this recent engagement and the necessity of the auditors and accountants to familiarize themselves with the transactions and entities, the Company will address this comment in future amendments.

Fair Value of Financial Instruments

29. Please revise to identify your financial instruments and provide the disclosures required by ASC 825-10-50-10 for each period presented.

The Company has recently engaged McConnell & Jones, LLP as its independent auditor and new accountants. Due to this recent engagement and the necessity of the auditors and accountants to familiarize themselves with the transactions and entities, the Company will address this comment in future amendments.

Inventory, page 17

30. Please tell us whether you have recorded any inventory write-offs for spoilage or other reasons during the periods presented and, if so, revise to disclose the amount of such write-offs. Refer to ASC 330-10-50-2.

The Company has recently engaged McConnell & Jones, LLP as its independent auditor and new accountants. Due to this recent engagement and the necessity of the auditors and accountants to familiarize themselves with the transactions and entities, the Company will address this comment in future amendments.

Revenue Recognition Policy, page 17

31. Please revise to describe your revenue recognition policy with respect to your actual sales in greater detail. Include the following in your revised disclosure:

a. discuss the shipping terms (e.g. FOB shipping point or FOB destination) and state the point at which you recognize revenue, including your basis for doing so;

b. state whether you bill your customers for shipping and handling fees and if you include such amounts in net sales;

c. clearly describe your return policy and how it was considered when establishing your revenue recognition policy; and

d. discuss any other significant terms and conditions related to sales, including any customer acceptance provisions and other post-delivery obligations (e.g. inventory credits, rebates, discounts, volume incentives, etc.) and your related accounting policies, as applicable.

The Company has recently engaged McConnell & Jones, LLP as its independent auditor and new accountants. Due to this recent engagement and the necessity of the auditors and accountants to familiarize themselves with the transactions and entities, the Company will address this comment in future amendments.

Subsequent Events, page 19

32. We note your disclosure that you have evaluated subsequent events through March 30, 2011, the date the financial statements for the year ended November 30, 2010 were available to be filed with the SEC. We further that the audit report (page 11) is dated September 14, 2011 for Note 13, subsequent events. Please revise as necessary, and indicate whether the evaluation date is either the date the financial statements were issued or the date they were available to be issued. Refer to ASC 855-10-50-1.

The Company has recently engaged McConnell & Jones, LLP as its independent auditor and new accountants. Due to this recent engagement and the necessity of the auditors and accountants to familiarize themselves with the transactions and entities, the Company will address this comment in future amendments.

Notes Payable, page 20

33. We note the August 3, 2009 agreement that you executed with a third party which provides for the payment of raw goods directly to suppliers by the agreement holder (page 20). Please further explain to us the terms of this agreement, and tell us if the agreement covers all of your purchases of raw goods.

The Company has recently engaged McConnell & Jones, LLP as its independent auditor and new accountants. Due to this recent engagement and the necessity of the auditors and accountants to familiarize themselves with the transactions and entities, the Company will address this comment in future amendments.

Interest Income and Expense, page 21

34. We note your interest expense of $128,738 and $30,220 for the fiscal years ended November 30, 2010 and 2009, respectively (page 13). We further note your interest expense of $30,811 and $30,954 for the three and six months ended May 31, 2011, respectively (page 25). Please tell us what your interest expense represents. Also reconcile for us the recorded interest expense to the notes payable interest rates and the average outstanding notes payable balances, as disclosed in your footnotes.

The Company has recently engaged McConnell & Jones, LLP as its independent auditor and new accountants. Due to this recent engagement and the necessity of the auditors and accountants to familiarize themselves with the transactions and entities, the Company will address this comment in future amendments.

Income Taxes, page 21

35. Please revise to provide all income tax disclosures for public entities required by ASC 740-10-50, including the unrecognized tax benefit disclosures in ASC 740-10-50-15.

The Company has recently engaged McConnell & Jones, LLP as its independent auditor and new accountants. Due to this recent engagement and the necessity of the auditors and accountants to familiarize themselves with the transactions and entities, the Company will address this comment in future amendments.

Related Party Transactions, page 22

36. We note on page 22 and 35 that the Company has engaged with a distributor that is wholly-owned by the CEO, Marco Moran. Please describe to us the terms of the distributor agreement, and tell us if all of your sales are made through this distributor. Also revise to provide all related party disclosures required by ASC 850-10-50-1, including a description of the transactions, the dollar amounts of such transactions for each of the periods for which you present an income statement and the amounts due from or to related parties as of each balance sheet date.

The Company has recently engaged McConnell & Jones, LLP as its independent auditor and new accountants. Due to this recent engagement and the necessity of the auditors and accountants to familiarize themselves with the transactions and entities, the Company will address this comment in future amendments.

Legal Proceedings, page 22

37. We note that in January 2011 a claimant filed suit against the Company alleging breach of contract, and that the claimant is seeking unspecified damages. We further note that you have not recorded a liability, and that you cannot predict the matter with certainty. Please advise us of the following:

a. Tell us whether you have determined the likelihood of future liability to the Company for this contingency to be reasonably possible or remote.

b. To the extent reasonably possible, tell us the aggregate possible loss or range of loss for the contingency or explain to us why such an estimate cannot be made.

c. Also revise to provide the disclosures required by ASC 450-20-50-3 through 50-5, as applicable.

The Company has recently engaged McConnell & Jones, LLP as its independent auditor and new accountants. Due to this recent engagement and the necessity of the auditors and accountants to familiarize themselves with the transactions and entities, the Company will address this comment in future amendments.

Subsequent Events, page 23

38. We note your disclosure of the December 10, 2010 Exchange Agreement with Mirador. We further note that this Exchange Agreement was terminated on October 28, 2011. Please tell us how you considered whether the termination of this agreement should be disclosed as a nonrecognized subsequent event. Refer to ASC 855-10-25-4.

The Company has recently engaged McConnell & Jones, LLP as its independent auditor and new accountants. Due to this recent engagement and the necessity of the auditors and accountants to familiarize themselves with the transactions and entities, the Company will address this comment in future amendments.

DSD Network of America, Inc. (formerly Dewmar International BMC, Inc.)

Financial Statements for the Fiscal Quarter Ended May 31, 2011 and 2010, page F-26

Notes to the Unaudited Financial Statements, page 28

Summary of Significant Accounting Policies, page 28

Prepaid Expenses

39. We note on page 24 that your prepaid expenses have increased from $6,689 at November 30, 2010 to $47,708 at May 31, 2011, and that the prepaid expenses are approximately 12% of your total assets at May 31, 2011. Please revise to include a footnote that describes the composition of this balance sheet account.

The Company has recently engaged McConnell & Jones, LLP as its independent auditor and new accountants. Due to this recent engagement and the necessity of the auditors and accountants to familiarize themselves with the transactions and entities, the Company will address this comment in future amendments.

Subsequent Events, page 32

40. We note that you evaluated subsequent events through September 19, 2011, the date you filed your report for the period ended May 31, 2011 with the SEC. Please advise us of the following:

a. Identify for us where your May 31, 2011 financial statements were filed with the SEC, and tell us the date these financial statements were filed.

b. Tell us whether there were any subsequent events through the evaluation date that required disclosures under ASC 855 and, if so, revise to provide such disclosure.

c. Also tell us how you considered whether the termination of the Exchange Agreement with Mirador should be disclosed as a nonrecognized subsequent event.

The Company has recently engaged McConnell & Jones, LLP as its independent auditor and new accountants. Due to this recent engagement and the necessity of the auditors and accountants to familiarize themselves with the transactions and entities, the Company will address this comment in future amendments.

Going Concern, page 33

41. We note that management’s plan is to raise capital through equity financing, and that management believes this will be sufficient to augment the cash flow it receives from product sales and finance the continuing development for the next twelve months. Please revise to further describe you capital raising plans, including the amounts that you plan to raise and the planned timing of your capital raising.

The Company has recently engaged McConnell & Jones, LLP as its independent auditor and new accountants. Due to this recent engagement and the necessity of the auditors and accountants to familiarize themselves with the transactions and entities, the Company will address this comment in future amendments.

Related Party Transactions, page 35

42. We note your disclosure that the $30,881 due to you from an entity wholly-owned by your CEO is due on demand. We further note on page 24 that you present this due from related party as a non-current asset on your May 31, 2011 balance sheet. Please explain to us why this is presented as a non-current asset, or revise to present as a current asset.

The Company has recently engaged McConnell & Jones, LLP as its independent auditor and new accountants. Due to this recent engagement and the necessity of the auditors and accountants to familiarize themselves with the transactions and entities, the Company will address this comment in future amendments.

Unaudited Pro Forma Combined Financial Information, page 38

43. Please revise the introductory paragraph disclosures to be consistent with the updated fiscal periods presented in your amended Form 8-K after complying with the staff comments below. Also update the discussion in paragraph four of the footnotes on page 41 to reflect these changes, as applicable. Refer to Rule 11-02(b)(2) of Regulation S-X. 44. We note on page seven and 13 of the Convenientcast September 30, 2011 Form 10-Q that Convenientcast executed three potash lease agreements in May 2011 for a total up-front payment of $4,181, and that it plans to expand its potash interests and seek additional acquisition opportunities in this mineral sector. We further note that the Company may cancel these leases at any time with express written consent of the Lessor, given that the Company is in compliance with all terms of the lease agreements. Please tell us if the post merger entity intends to continue with the plans to expand the potash interests and seek additional acquisition opportunities in this mineral sector and, if not, tell us how you considered presenting a pro forma balance sheet adjustment for the mineral leases

The Company has recently engaged McConnell & Jones, LLP as its independent auditor and new accountants. Due to this recent engagement and the necessity of the auditors and accountants to familiarize themselves with the transactions and entities, the Company will address this comment in future amendments.

Condensed Pro Forma Balance Sheet as of June 30, 2011 (Unaudited), page 39

45. Please revise to present a pro forma balance sheet as of August 31, 2011. Refer to Rule 11-02(c)(1) of Regulation S-X. The September 30, 2011 balance sheet of Convenientcast should now be used for purposes of the pro forma balance sheet presented in your Form 8-K. Also clearly label each of the historical balance sheets with their respective dates before combining them in your pro forma balance sheet.

Condensed Pro Forma Statement of Operations (Unaudited), page 40

The Company has recently engaged McConnell & Jones, LLP as its independent auditor and new accountants. Due to this recent engagement and the necessity of the auditors and accountants to familiarize themselves with the transactions and entities, the Company will address this comment in future amendments.

46. Please revise to present pro forma statements of operations for the fiscal year ended November 30, 2010, and the nine months ended August 31, 2011. Refer to Rule 11- 02(c)(2)(i) of Regulation S-X. The Convenientcast statement of operations for the twelve months ended December 31, 2010, and nine months ended September 30, 2011 should now be used for purposes of the pro forma statement of operations presented in your Form 8-K. Also clearly label each of the historical statements of operations with their respective periods before combining them in your pro forma statement of operations.

The Company has recently engaged McConnell & Jones, LLP as its independent auditor and new accountants. Due to this recent engagement and the necessity of the auditors and accountants to familiarize themselves with the transactions and entities, the Company will address this comment in future amendments.

47. Please present the historical and pro forma earnings per share for each period that you present a statement of operations, and include disclosure of the weighted average shares used to arrive at these amounts and how you arrived at these amounts. Also ensure that you retrospectively reflect the new capital structure resulting from the share exchange agreement and reverse merger, as necessary. Refer to Rule 11-02(b)(7) of Regulation SX for additional guidance.

The Company has recently engaged McConnell & Jones, LLP as its independent auditor and new accountants. Due to this recent engagement and the necessity of the auditors and accountants to familiarize themselves with the transactions and entities, the Company will address this comment in future amendments.

Note to the Pro Forma Combined Financial Information (Unaudited), page 41

48. We note your disclosure in paragraph one of the preliminary allocation of the purchase price and the purchase accounting adjustments, which implies that you have applied the acquisition method for business combinations. We also note your disclosure in paragraph five that adjustment A reflects the effects of the reverse merger. These are two different accounting methods and cannot both be applied to the transaction. Please tell us how you have accounted for the October 28, 2011 transaction, and identify both the accounting acquirer and legal acquirer. Also explain to us the basis for your conclusions, and cite the accounting guidance that you followed.

The Company has recently engaged McConnell & Jones, LLP as its independent auditor and new accountants. Due to this recent engagement and the necessity of the auditors and accountants to familiarize themselves with the transactions and entities, the Company will address this comment in future amendments.

49. To the extent that you applied reverse acquisition accounting for the transaction, please revise to clearly identify the accounting acquirer. Also revise to state, if true, that this was deemed to be a capital transaction and that you recorded the carryover value of assets and liabilities of the former reporting company and the retained earnings will reflect that of the operating company. Finally, remove any disclosures referencing the purchase price allocation and purchase accounting adjustments as these are only applicable under the acquisition method of accounting.

The Company has recently engaged McConnell & Jones, LLP as its independent auditor and new accountants. Due to this recent engagement and the necessity of the auditors and accountants to familiarize themselves with the transactions and entities, the Company will address this comment in future amendments.

50. We note the pro forma adjustment to common stock and accumulated deficit of $41,125. We further note that this adjustment is preliminary. Please explain to us what this adjustment represents and how you arrived at the $41,125 amount that is recorded. Also tell us why this adjustment is preliminary.

The Company has recently engaged McConnell & Jones, LLP as its independent auditor and new accountants. Due to this recent engagement and the necessity of the auditors and accountants to familiarize themselves with the transactions and entities, the Company will address this comment in future amendments.

51. Please expand your footnotes to clearly describe all pro forma adjustments, including those to equity. To the extent that you apply reverse acquisition accounting, also consider that the accumulated deficit of the shell company is typically eliminated with an offsetting entry to additional paid-in capital in the pro forma adjustments.

The Company has recently engaged McConnell & Jones, LLP as its independent auditor and new accountants. Due to this recent engagement and the necessity of the auditors and accountants to familiarize themselves with the transactions and entities, the Company will address this comment in future amendments.

Exhibits

52. Please file each marketing and distribution agreement, and related documentation, as a separate exhibit, numbered in accordance with Item 601 of Regulation S-K. Additionally, we note that several agreements, such as the Lean Beverage Products and Southern Beverage, Inc. agreements were not signed by the company. Please file the executed version of each agreement.

The exhibits are being revised and placed in word format and will be attached to the next amendment.

53. We note that several of your agreements, such as the Bevnet, Swishblast and Atlas agreements have been filed in an improper electronic format. Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits in an acceptable electronic format. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

The exhibits are being revised and placed in word format and will be attached to the next amendment.

The Company acknowledges that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Marco Moran

Marco Moran, President

Convenientcast, Inc.